[LETTERHEAD OF HD SUPPLY, INC.]

July 10, 2009

BY EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

SUPPLEMENTAL LETTER TO THE REGISTRATION STATEMENT ON

FORM S-4 OF HD SUPPLY, INC., BRAFASCO HOLDINGS II, INC., BRAFASCO

HOLDINGS, INC., COX LUMBER CO., CREATIVE TOUCH INTERIORS, INC., HD

BUILDER SOLUTIONS GROUP, LLC, HD SUPPLY CONSTRUCTION SUPPLY

GROUP, INC., HD SUPPLY CONSTRUCTION SUPPLY, LTD., HD SUPPLY

DISTRIBUTION SERVICES, LLC, HD SUPPLY ELECTRICAL, LTD., HD SUPPLY

FACILITIES MAINTENANCE GROUP, INC., HD SUPPLY FACILITIES

MAINTENANCE, LTD., HD SUPPLY FASTENERS & TOOLS, INC., HD SUPPLY

GP & MANAGEMENT, INC., HD SUPPLY HOLDINGS, LLC, HD SUPPLY

MANAGEMENT, INC., HD SUPPLY PLUMBING/HVAC GROUP, INC., HD

SUPPLY PLUMBING/HVAC, LTD., HD SUPPLY REPAIR & REMODEL, LLC, HD

SUPPLY SUPPORT SERVICES, INC., HD SUPPLY UTILITIES GROUP, INC., HD

SUPPLY UTILITIES, LTD., HD SUPPLY WATERWORKS GROUP, INC., HD

SUPPLY WATERWORKS, LTD., HDS IP HOLDING, LLC, HSI IP, INC., MADISON

CORNER, LLC, PARK-EMP, LLC, PROVALUE, LLC, SOUTHWEST STAINLESS,

L.P., SUNBELT SUPPLY CANADA, INC., UTILITY SUPPLY OF AMERICA, INC.,

WHITE CAP CONSTRUCTION SUPPLY, INC., WILLIAMS BROS. LUMBER

COMPANY, LLC AND WORLD-WIDE TRAVEL NETWORK, INC.

Ladies and Gentlemen:

1. HD Supply, Inc., (the “Issuer”), Brafasco Holdings II, Inc., Brafasco Holdings, Inc., Cox Lumber Co., Creative Touch Interiors, Inc., HD Builder Solutions Group, LLC, HD Supply Construction Supply Group, Inc., HD Supply Construction Supply, Ltd., HD Supply Distribution Services, LLC, HD Supply Electrical, Ltd., HD Supply Facilities Maintenance Group, Inc., HD Supply Facilities Maintenance, Ltd., HD Supply Fasteners & Tools, Inc., HD Supply GP & Management, Inc., HD Supply Holdings, LLC, HD Supply Management, Inc., HD Supply Plumbing/HVAC Group, Inc., HD Supply Plumbing/HVAC, Ltd., HD Supply Repair & Remodel, LLC, HD Supply Support Services, Inc., HD Supply Utilities Group, Inc., HD Supply Utilities, Ltd., HD Supply Waterworks Group, Inc., HD Supply Waterworks, Ltd., HDS IP Holding, LLC, HSI IP, Inc., Madison Corner, LLC, Park-Emp, LLC, ProValue, LLC, Southwest Stainless, L.P., Sunbelt Supply Canada, Inc., Utility Supply of America, Inc., White Cap Construction Supply, Inc., Williams Bros. Lumber Company, LLC and World-Wide Travel Network, Inc. (collectively, the “Guarantors” and together with the Issuer, the “Registrants”) are registering the exchange offer (the “Registered Exchange Offer”) set forth in the above-

captioned Registration Statement on Form S-4 (File No. 333-159809) and the prospectus contained therein (the “Prospectus”) in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley and Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993).

2. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any person to distribute the securities to be received in the Registered Exchange Offer and, to the best of each Registrant’s information and belief, each person participating in the Registered Exchange Offer: (i) is neither an “affiliate” of any of the Registrants within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), nor a broker-dealer acquiring the securities in exchange for securities acquired directly from any of the Registrants for its own account; (ii) is acquiring the securities in its ordinary course of business; and (iii) is not engaged in, and does not intend to engage in, the distribution of the securities to be received in the Registered Exchange Offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Registered Exchange Offer. In this regard, the Registrants will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that if such person is participating in the Registered Exchange Offer for the purpose of distributing the securities to be acquired in the Registered Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar interpretive letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction unless made pursuant to an exemption from such requirements. The Registrants acknowledge that such secondary resale transactions should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3. The Registrants will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that (i) any broker-dealer who holds existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives new securities in exchange for such existing securities pursuant to the Registered Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such new securities, which may be the Prospectus so long as it contains a plan of distribution in connection with any such resale transactions, and (ii) by executing the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act, and that the Registrants will include in the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer) a provision stating that: If the exchange offeree is a broker-dealer that will receive new securities for its own account in exchange for existing securities, where such existing securities were not acquired as a result of market-making activities or other trading activities, such broker-dealer will not be able to participate in the Registered Exchange Offer.

Very truly yours, HD SUPPLY, INC.

By:	/s/ Ken Veneziano
Name: Ken Veneziano Title: Assistant Secretary

BRAFASCO HOLDINGS II, INC.

BRAFASCO HOLDINGS, INC.

COX LUMBER CO.

CREATIVE TOUCH INTERIORS, INC.

HD BUILDER SOLUTIONS GROUP, LLC

HD SUPPLY CONSTRUCTION SUPPLY GROUP, INC.

HD SUPPLY DISTRIBUTION SERVICES, LLC

HD SUPPLY FACILITIES MAINTENANCE GROUP, INC.

HD SUPPLY FASTENERS & TOOLS, INC.

HD SUPPLY GP & MANAGEMENT, INC.

HD SUPPLY HOLDINGS, LLC

HD SUPPLY MANAGEMENT, INC.

HD SUPPLY PLUMBING/HVAC GROUP, INC.

HD SUPPLY REPAIR & REMODEL, LLC

HD SUPPLY SUPPORT SERVICES, INC.

HD SUPPLY UTILITIES GROUP, INC.

HD SUPPLY WATERWORKS GROUP, INC.

HSI IP, INC.

PRO VALUE, LLC

SUNBELT SUPPLY CANADA, INC.

UTILITY SUPPLY OF AMERICA, INC.

WHITE CAP CONSTRUCTION SUPPLY, INC.

WILLIAMS BROS. LUMBER COMPANY, LLC

WORLD-WIDE TRAVEL NETWORK, INC.

By:	/s/ Ken Veneziano
Name: Ken Veneziano Title: Assistant Secretary

HD SUPPLY CONSTRUCTION SUPPLY, LTD.

HD SUPPLY ELECTRICAL, LTD.

HD SUPPLY FACILITIES MAINTENANCE, LTD.

HD SUPPLY PLUMBING/HVAC, LTD.

HD SUPPLY UTILITIES, LTD.

HD SUPPLY WATERWORKS, LTD.

SOUTHWEST STAINLESS, L.P.

By:	HD Supply GP & Management, Inc., general partner of each of the above entities

By:	/s/ Ken Veneziano
Name: Ken Veneziano Title: Assistant Secretary

MADISON CORNER, LLC PARK-EMP, LLC
By:	Cox Lumber Co., Manager of each of the above entities

By:	/s/ Ken Veneziano
Name: Ken Veneziano Title: Assistant Secretary

HDS IP HOLDING, LLC

By:	/s/ Leo Cook
Name: Leo Cook Title: President

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